UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: October 31, 2016

ALZAMEND NEURO, INC.
(Exact name of issuer as specified in its charter)

Delaware	81-1822909
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

50 W. Broadway, 3rd Floor Salt Lake City, Utah 84101
(Full mailing address of principal executive offices)

(949) 346-5822
(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These condensed financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended April 30, 2016, contained in the Company’s Regulation A Offering Circular on Form 1-A, first filed with the Securities and Exchange Commission on November 14, 2016, as subsequently amended.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	Our ability to effectively execute our business plan;
•	Our ability to manage our expansion, growth and operating expenses;
•	Our ability to evaluate and measure our business, prospects and performance metrics;
•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	Our ability to respond and adapt to changes in technology and customer behavior; and
•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Information regarding market and industry statistics contained in this Semiannual Report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. Except as required by U.S. federal securities laws, we have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

Overview

Alzamend Neuro, Inc. (the “Company” or “Alzamend”) is currently focused on the development of our one product candidate, CAO22W, which is in the embryonic stage of development. We expect to incur substantial expenditures in the foreseeable future for the development and potential commercialization of CAO22W and ongoing internal research and development programs. At this time, we cannot reliably estimate the nature, timing or aggregate amount of such costs. CAO22W will require extensive preclinical and clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before it or any successors could provide us with any revenue. Further, we intend to continue to build our corporate and operational infrastructure and to build interest in our product candidate, CAO22W, in each of the medical, scientific and investment communities, with the ultimate goal of attempting to raise sufficient financing or effect partnering transactions with biopharmaceutical companies to fund the costly later-stage clinical development required to achieve successful commercialization of CAO22W.

2

Recent Developments

On May 1, 2016, Alzamend entered into a Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., a nonstock, nonprofit Florida corporation (“Licensor”) and a direct support organization of the University of South Florida (“University”) (the “License Agreement”). Licensor granted Licensee a royalty bearing, exclusive worldwide license, limited to the field of Alzheimer’s Immunotherapy and Diagnostics, under United States Patent No. 8,188,046, entitled “Amyloid Beta Peptides and Methods of Use”, filed April 7, 2009 and granted May 29, 2012.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED OCTOBER 31, 2016

The following table summarizes the results of our operations for the six months ended October 31, 2016.

ALZAMEND NEURO, INC.

Condensed Statement of Operations (Unaudited)
For the Six Months Ended October 31, 2016

REVENUE	$—

OPERATING EXPENSES
General and administrative expenses	766,199
Loss from operations	766,199

Interest expense	5,000

NET LOSS	$771,199

Basic and diluted net loss per common share	$0.01

Basic and diluted weighted average common shares outstanding	99,178,736

Revenue

Alzamend Neuro, Inc. is a preclinical early stage company that was formed on February 26, 2016. The Company was formed to acquire and commercialize patented intellectual property and know how to prevent, treat and cure the crippling and deadly disease, Alzheimer’s. We currently have only one product candidate, CAO22W, which is an immunotherapy vaccine peptide that is designed to be used both as a treatment and vaccine against Alzheimer’s. CAO22W is in the embryonic stage of development and will require extensive preclinical and clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before it and any successors could provide us with any revenue. The Company did not generate any revenues during the six months ended October 31, 2016 and we do not anticipate that we will generate revenue for the foreseeable future.

Cost of Goods Sold

The Company remains in developmental stage and, in conjunction with not having any operational revenue, it has incurred no Cost of Goods and Services Sold.

3

General and administrative expenses

General and administrative expenses for the six months ending October 31, 2016 were $766,199. As reflected in the table below, general and administrative expenses primarily consisted of the following expense categories: management services, professional fees, advertising and promotion and licenses and fees. The remaining general and administrative expenses of $82,692 primarily consisted of payments for transfer agent fees, travel, and other office expenses, none of which is significant individually.

Management services	$240,000
Professional fees	183,095
Advertising and promotion	141,940
Licenses and fees	118,472
Other general and administrative expenses	82,692
Total general and administrative expenses	$766,199

Management services

The Company has no full-time employees. The services of the two officers and Chairman of the Company are provided pursuant to the terms of a management services agreement (the “MSA”) entered into with Avalanche International, Corp. (“Avalanche”), a related party, on May 1, 2016. Avalanche provides management, consulting and financial services to the Company. Such services include advice and assistance concerning any and all aspects of operations, planning and financing of Alzamend and conducting relations with accountants, attorney, financial advisors and other professionals. The term of the MSA, as amended, is for the period May 1, 2016 to December 31, 2017 and may be extended by written agreement. Avalanche receives $40,000 per month for its services.

Professional fees

The second largest component of our general and administrative expenses is professional fees. During the six months ended October 31, 2016, the Company reported professional fees of $183,095, which are principally comprised of the following items:

•	During the six months ended October 31, 2016, as a result of a consulting agreements with Hallmark Investments, LLC (“Hallmark”), the Company incurred $60,000 in professional fees. Effective May 1, 2016, the Company entered into a one year Consulting Agreement with Hallmark. The terms of the Consulting Agreement provide for $120,000 in payments to Hallmark for strategic advisory services related to the operations of the Company.

•	During the six months ended October 31, 2016, the Company incurred $50,335 for information technology and website development services from two vendors.

•	During the six months ended October 31, 2016, the Company incurred $33,450 in audit fees related to the Company’s annual audit of its financial statements for the year ended April 30, 2016 and audit related fees attributed to the filing of the Company’s offering statement on Form 1-A (the “Offering Statement”).

•	The remaining amounts attributed to professional fees incurred by the Company during the six months ended October 31, 2016 are attributed to various types of professional fees, such as FDA consulting services, none of which is significant individually.

Advertising and promotion

During the six months ended October 31, 2016, the Company incurred $141,940 in advertising and promotion related expenses. The majority of these expenditures were related to direct advertising of the Company’s Offering Statement on Google and Facebook.

4

Licenses and fees

There are certain initial license fees and milestone payments required to be paid to the University of South Florida and the Byrd Institute, a multi-disciplinary center at the University of South Florida, for the license of the Technology, pursuant to the terms of the Standard Exclusive License Agreement with Sublicensing Terms (the “License Agreement”) with the University of South Florida Research Foundation, Inc., a nonstock, nonprofit Florida corporation (“Licensor”) and a direct support organization of the University of South Florida (“University”).

The License Agreement requires, in addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company to pay a license fee of $100,000 on June 25, 2016 and December 31, 2016. The $100,000 payment due on June 25, 2016 represents the majority of the licenses and fees incurred during the six months ending October 31, 2016 of $118,472. As an additional licensing fee, Licensor is entitled to receive that number of shares of the Company’s common stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding on May 1, 2016, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. Additionally, the Company is required to pay milestone payments to Licensor for the license of the technology.

 Other Expense

Other expense consists of interest expense associated with a $75,000 loan received on May 11, 2016 from JLA Realty Associates, LLC (“JLA Realty”). As consideration for the loan, the Company issued JLA Realty a promissory note in the aggregate principal amount of $75,000 (the “JLA Note”). The JLA Note provided for a loan fee of $5,000 and was due 60 days from the date of the loan. The JLA Note, including the loan fee, was repaid on July 7, 2016.

Current and Deferred Income Taxes

The Company has made the decision to fully reserve its net deferred tax assets. As a result of this decision, the Company did not record an income tax benefit during the six months ended October 31, 2016.

The ultimate realization of deferred tax assets is dependent upon the existence, or generation, of taxable income in the periods when those temporary differences and net operating loss carryovers are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryover years, projected future taxable income, available tax planning strategies, and other factors in making this assessment. Based on available evidence, management believes it is less likely than not that all of the deferred tax assets will be realized. Accordingly, the Company has established a 100% valuation allowance of $264,699.

Net Loss

For the foregoing reasons, the Company’s net loss for the six months ended October 31, 2016, was $771,199.

LIQUIDITY AND CAPITAL RESOURCES

Our financial statements appearing elsewhere in this Semiannual Report have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is contingent upon its ability to raise additional capital as required. Since inception, the Company has not generated revenues and has incurred losses and reported losses for the six months ended October 31, 2016, totaling $771,199 as well as an accumulated deficit as of October 31, 2016, amounting to $782,775. Initially, we intend to finance our operations through equity and debt financings.

During April 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 46,400,000 shares of its common stock at $.0001 per share. The issuance resulted in aggregate gross proceeds to the Company of $4,640. On April 1, 2016, the Company entered into a subscription agreement with MCKEA Holdings, LLC ("MCKEA"). The Company issued and sold to MCKEA 1,000,000 shares of Series A Preferred Shares that are convertible into 80,000,000 shares of Common Stock that carry the voting power of 200,000,000 shares of common stock. The issuance resulted in aggregate gross proceeds to the Company of $8,000, of which $5,000 was received in April 2016 and $3,000 has not yet been received and recorded as a subscription receivable by reducing stockholders’ equity.

5

Further, during the six months ended October 31, 2016, the Company has sold additional equity securities. During May 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 46,700,000 shares of its common stock at $.0001 per share. The issuance resulted in aggregate gross proceeds to the Company of $4,670. As of October 31, 2016, the Company has received payment of $1,570 and has recorded a receivable of $3,100.

On May 30, 2016, the Company entered into subscription agreements for the sale of 360,000 shares of Series A Preferred Stock to two investors at $0.008/share for an aggregate purchase price of $2,880, all of which was received. The Series A Preferred Stock is convertible into 28,800,000 shares of Common Stock.

On June 23, 2016 and July 6, 2016, the Company entered into subscription agreements with EAV, LLC for the purchase of 500 units at $1,000 for each unit purchased. Each unit consisted of 23,500 shares of Common Stock. In aggregate, EAV purchased a total of 1,000 units, representing 23,500,000 shares of Common Stock for an aggregate of $1,000,000, or approximately $0.0426 per share, pursuant to the terms of a Private Placement Memorandum dated June 3, 2016. Payment for the 1,000 units was received between July 7, 2016 and August 2, 2016. In conjunction with the Private Placement Memorandum, the Company incurred $100,000 in placement fees to Palladium Capital Advisors, LLC, and $39,885 in legal and filing fees, resulting in net proceeds to the Company of $860,115.

Finally, during the period from May 11, 2016 to June 3, 2016, JLA Realty Associates, LLC loaned $75,000 to the Company. As consideration for the loan, the Company issued JLA Realty a promissory note in the aggregate principal amount of $75,000 (the “JLA Note”). The JLA Note provided for a loan fee of $5,000 and was due 60 days from the date of the loan. The JLA Note, including the loan fee, was repaid on July 7, 2016.

In August 2016, we commenced an offering of 25,000,000 shares at $2.00 per share pursuant to Tier 2 of Regulation A of the Securities Act of 1933, as amended (the “Offering”). The Company’s offering statement on Form 1-A (the “Offering Statement”) was qualified by the SEC on December 8, 2016. The net proceeds of the Offering, assuming the maximum amount of securities offered are sold, would be approximately $45 million. The Company subsequently extended the termination date of the Offering until July 19, 2017, as the Offering Statement disclosed it could.

The Company must raise additional equity or debt financing. However, no assurances can be made that the Company will be successful obtaining additional equity or debt financing, or that ultimately the Company will achieve profitable operations and positive cash flow. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Since inception, our principal sources of operating funds have been proceeds from debt and equity financing including the sale of Common Stock to initial investors known to management and principal shareholders of the Company. We do not expect that our current cash on hand will fund our existing operations. We will need to raise additional capital in order execute our business plan and growth goals for at least the next twelve-month period thereafter. If the Company is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. There can be no assurance that such a plan will be successful.

CONTRACTUAL OBLIGATIONS

On May 1, 2016, the Company entered into a Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., a nonstock, nonprofit Florida corporation (“Licensor”) and a direct support organization of the University of South Florida (“University”) (the “License Agreement”). Licensor granted the Company a royalty bearing, exclusive worldwide license, limited to the field of Alzheimer’s Immunotherapy and Diagnostics, under United States Patent No. 8,188,046, entitled “Amyloid Beta Peptides and Methods of Use,” filed April 7, 2009 and granted May 29, 2012.

In addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company is required to pay a license fee of $100,000 on June 25, 2016 and December 31, 2016. As an additional licensing fee, Licensor is entitled to receive that number of shares of the Company’s common stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding on May 1, 2016, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. Additionally, the Company is required to pay milestone payments to Licensor for the license of the technology, as follows:

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Payment	Due Date	Event
$50,000	October 1, 2017	IND Filing

$50,000	12 months from IND filing date	Upon first dosing of patient in first Phase I Clinical Trial

$175,000	12 months from first patient dosed in Phase I	Upon Completion of first Phase I Clinical Trial

$500,000	24 months from completion of first Phase I Trial	Upon Completion of first Phase II Clinical Trial

$1,000,000	12 months from completion of the first Phase II Clinical Trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	7 years from the Effective Date of the Agreement	Upon FDA Approval

None of the milestones was met as of the date these financial statements were issued.

Licensor was also granted a preemptive right to acquire such shares or other equity securities that may be issued from time to time by the Company while Licensor remains the owner of any equity securities of the Company. Further, if the Company issues equity securities at a price per share that is less than the price paid by purchasers in a transaction for aggregate consideration of at least $5,000,000 (the “Investment Price”), then the number of shares owned by Licensee shall be increased upon such issuance. The amount of the increase shall be determined by multiplying the number of shares then owned by Licensor by a fraction; the numerator of which shall be equal to the number of shares of common stock outstanding immediately after the issuance of additional shares of commons stock, and the denominator of which shall be equal to the sum of (i) the number of shares of common stock outstanding immediately prior to the issuance of additional shares of common stock plus (ii) the number of shares of common stock which the aggregate consideration for the total number of additional shares of common stock so issued would purchase at the Investment Price.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 2.   Other Information

None.

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Item 3.   Financial Statements

INDEX TO FINANCIAL STATEMENTS

ALZAMEND NEURO, INC.

F-1

ALZAMEND NEURO, INC.

Condensed Balance Sheets (Unaudited)

	October 31,	April 30,
	2016	2016
ASSETS

CURRENT ASSETS

Cash	$32,101	$1,141
Subscriptions receivable and prepaid expense	98,100	4,473
TOTAL CURRENT ASSETS	130,201	5,614

Deferred offering cost	75,000	25,000
TOTAL LONG TERM ASSETS	75,000	25,000

TOTAL ASSETS	$205,201	$30,614

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$93,320	$27,602
Related party payable	15,521	3,118
TOTAL CURRENT LIABILITIES	108,841	30,720

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT

Convertible Preferred stock, $0.0001 par value: 10,000,000 shares authorized;
Series A Preferred Stock, $0.0001 stated value per share, 1,360,000 shares designated;	136	100
1,360,000 shares issued and outstanding as of October 31, 2016;
1,000,000 shares issued and outstanding as of April 30, 2016
Common stock, $0.0001 par value: 300,000,000 shares authorized;
116,600,000 shares issued and outstanding as of October 31, 2016;
46,400,000 shares issued and outstanding as of April 30, 2016	11,660	4,640
Additional paid-in capital	870,339	9,730
Less: Receivable due from preferred shareholder	(3,000)	(3,000)
Accumulated deficit	(782,775)	(11,576)
TOTAL STOCKHOLDERS' DEFICIT	96,360	(106)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$205,201	$30,614

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

F-2

ALZAMEND NEURO, INC.

Condensed Statement of Operations (Unaudited)
For the Six Months Ended October 31, 2016

REVENUE	$—

OPERATING EXPENSES
General and administrative expenses	766,199
Loss from operations	766,199

OTHER INCOME (EXPENSES)
Interest expense	5,000
Total other expenses	5,000

Loss before income taxes	771,199

Income tax expense	—

NET LOSS	(771,199)

Basic and diluted net loss per common share	$(0.01)

Basic and diluted weighted average common shares outstanding	99,178,736

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

F-3

ALZAMEND NEURO, INC.

Condensed Statement of Cash Flows (Unaudited)
For the Six Months Ended October 31, 2016

Cash flows from operating activities:
Net loss	$(771,199)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid expense	(94,062)
Accounts payable	40,718

Net cash used in operating activities	(824,543)

Cash flows from financing activities:
Proceeds from issuance of common stock	865,220
Advances from related party payable	12,403
Deferred offering costs	(25,000)
Proceeds from issuance of preferred stock	2,880
Proceeds from notes payable, net	75,000
Payments on notes payable	(75,000)

Net cash provided by financing activities	855,503

Net increase in cash	30,960

Cash at beginning of period	1,141

Cash at end of period	$32,101

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$5,000

Non-cash financing activities:
Subscription receivable for common stock	$3,100
Subscription receivable for preferred stock	$3,000
Deferred offering costs included in accounts payable	$25,000

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

F-4

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS — Unaudited

1. DESCRIPTION OF BUSINESS

Alzamend Neuro, Inc. (the “Company” or “Alzamend”), is a specialty pharmaceutical company that was formed on February 26, 2016 to develop and commercialize patented intellectual property to prevent, treat and cure Alzheimer’s. The first patented solution that Alzamend has licensed to move to commercialization is an immunotherapy vaccine peptide that works both as a treatment and vaccine against Alzheimer’s (the “Technology”). The license agreement was entered into on May 1, 2016. This therapy works by stimulating the body’s own immune system to prevent the formation, and breaks down beta amyloids, which build up in the brain forming a “plaque,” and subsequently block the neurological brain signals, ultimately leading to the symptoms and onset of Alzheimer’s. Immunotherapy is the treatment of disease by inducing, enhancing, or suppressing an immune response.

2. LIQUIDITY AND GOING CONCERN

The accompanying condensed financial statements have been prepared on the basis that the Company will continue as a going concern. Since inception, the Company has not generated revenues and has incurred losses and reported losses for the six months ended October 31, 2016, totaling $771,199 as well as an accumulated deficit as of October 31, 2016, amounting to $782,775. Further, the Company does not have adequate cash to cover projected operating costs for the next 12 months. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In order to ensure the continued viability of the Company, either future equity or debt financings must be obtained in order to provide a sufficient source of operating capital. To address its liquidity issues, the Company continues to explore opportunities for additional financing. No assurances can be made that the Company will be successful obtaining additional equity or debt financing, or that the Company will achieve profitable operations and positive cash flow. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 1-SA and Regulation S-X and do not include all the information and disclosures required by accounting principles generally accepted in the United States of America. The Company has made estimates and judgments affecting the amounts reported in our consolidated financial statements and the accompanying notes. The actual results experienced by the Company may differ materially from our estimates. The financial information is unaudited but reflects all normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. These condensed financial statements should be read in conjunction with the financial statements in the Company’s Regulation A Offering Circular on Form 1-A for the year ended April 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016, as subsequently amended on November 30, 2016. The condensed balance sheet as of April 30, 2016, was derived from the Company’s audited 2016 financial statements contained in the above referenced Form 1-A. Results of the six months ended October 31, 2016, are not necessarily indicative of the results to be expected for the full year ending April 30, 2017.

Accounting Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s critical accounting policies that involve significant judgment and estimates include share based compensation and valuation of deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. The recorded carrying amounts of the Company’s cash and cash equivalents approximate their fair value. As of October 31, 2016, the Company had no cash equivalents.

F-5

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS – Unaudited (continued)

Fair Value of Financial Instruments

The Company’s financial instruments are accounts payable. The recorded values of payable approximate their fair values based on their short term nature.

The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 assumptions: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities including liabilities resulting from imbedded derivatives associated with certain warrants to purchase common stock.

Income Taxes

The Company determines its income taxes under the asset and liability method. Under the asset and liability approach, deferred income tax assets and liabilities are calculated and recorded based upon the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to future periods for differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Generally, deferred income taxes are classified as current or non-current in accordance with the classification of the related asset or liability. Those not related to an asset or a liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for significant deferred income tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes tax liabilities by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized and also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. To the extent that the final tax outcome of these matters is different than the amount recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. Accounting principles generally accepted in the United States (“U.S. GAAP”) also requires management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken uncertain tax positions that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Company has evaluated tax positions taken by the Company and has concluded that as of October 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability that would require disclosure in the financial statements.

F-6

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS – Unaudited (continued)

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of FASB ASC Topic No. 505-50, Equity Based Payments to Non-Employees. Accordingly, the measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Loss per Common Share

The Company utilizes FASB ASC Topic No. 260, Earnings per Share. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted loss per common share reflects the potential dilution that could occur if convertible preferred stock, options and warrants were to be exercised or converted or otherwise resulted in the issuance of common stock that then shared in the earnings of the entity.

Since the effects of outstanding options and warrants are anti-dilutive in the period presented, shares of common stock underlying these instruments have been excluded from the computation of loss per common share.

The following sets forth the number of shares of common stock underlying outstanding convertible preferred stock, options and warrants as of October 31, 2016:

October 31,
2016
Series A convertible preferred stock	108,800,000
Stock options	30,500,000
Warrants	150,000
139,450,000

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15 “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.”  ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures.  ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016.  Early application is permitted.  The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

In August 2015, the FASB issued ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”, which clarifies the guidance set forth in ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, issued in April 2015. ASU 2015-03 requires that debt issuance costs related to a recognized liability be presented on the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. ASU 2015-15 provides additional guidance regarding debt issuance costs associated with line-of-credit arrangements, stating that the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred issuance costs ratably over the term of the line-of-credit arrangement. ASU 2015-03 is effective for reporting periods beginning after December 15, 2015. The adoption of ASU 2015-03 and ASU 2015-15 is not expected to have a material effect our financial position, results of operations or cash flows

F-7

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS – Unaudited (continued)

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 aimed at simplifying the accounting for share-based payment transactions. Included in the update are modifications to the accounting for income taxes upon vesting or settlement of awards, employer tax withholding on shared-based compensation, forfeitures, and financial statement presentation of excess tax benefits. We have not yet determined the impact of the update on our financial statements.

4. OTHER CURRENT ASSETS

Other current assets are as follows:

	October 31,	April 30,
	2016	2016

Subscription receivables	$3,100	$3,535
Prepaid assets	95,000	938
Total subscription receivables and prepaid assets	$98,100	$4,473

5. INCOME TAXES

The Company has fully reserved the net deferred income tax assets by taking a full valuation allowance against these assets. As a result of this decision, during the six months ended October 31,2016, the Company did not recognize any income tax benefit as a result of its net loss. The table below shows the balances for the deferred income tax assets and liabilities as of the date indicated.

	October 31, 2016	April 30, 2016
Deferred income tax asset:
Net operating loss carryover	$264,699	$1,367
Total deferred tax asset	264,699	1,367
Valuation allowance	(264,699)	(1,367)
Deferred income tax asset, net of allowance	$—	$—

The income tax provision (benefit) consists of the following:

	October 31, 2016	April 30, 2016
Federal and State
Current	$-	$-
Deferred	(264,699)	(1,367)
Valuation allowance	264,699	1,367
Income tax provision (benefit)	$-	$-

During the six months ended October 31, 2016, the Company did not recognize income tax expense. The Company’s effective tax rate was 0% for the six months ended October 31, 2016. The effective tax rate differed primarily due to the change in the valuation allowance. The reconciliation of income tax attributable to operations computed at the U.S. Federal statutory income tax rate of 34% to income tax expense is as follows:

F-8

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS – Unaudited (continued)

Period Ended
October 31, 2016
Tax benefit at U.S. Federal statutory tax rate	(34.0)%
Increase (decrease) in tax rate resulting from:
Allowance against deferred tax assets	33.9%
Nondeductible meals & entertainment expense	0.1%
Effective tax rate	0.0%

At October 31, 2016, the Company had total domestic Federal net operating loss carryovers of approximately $778,526 available to offset future taxable income. Federal net operating loss carryovers (“NOLs”) expire beginning in 2026. The Company has not filed its 2016 Federal income tax return. The Company will not be able to utilize these carryovers until the related tax returns are filed. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company’s NOLs may be subject to an annual limitation in the event of a change of control as defined under the regulations.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available and due to the substantial doubt related to the Company’s ability to continue as a going concern and utilize its deferred tax assets, the Company recorded a full valuation allowance of the deferred tax asset. For the six months ended October 31, 2016 the valuation allowance has increased by $263,331.

The 2016 tax year remains open to examination by the Internal Revenue Service. The IRS has the authority to examine such tax year until the applicable statute of limitations expire.

6. STOCK-BASED COMPENSATION

On April 30, 2016, the Company’s shareholders approved the Company’s 2016 Stock Incentive Plan (the “Plan”). The Plan provides for the issuance of a maximum of fifty million (50,000,000) shares of the Company’s common stock to be offered to the Company’s directors, officers, employees, and consultants. Options granted under the Plan have an exercise price equal to or greater than the fair value of the underlying common stock at the date of grant and become exercisable based on a vesting schedule determined at the date of grant. The options expire between 5 and 10 years from the date of grant. Restricted stock awards granted under the Plan are subject to a vesting period determined at the date of grant.

During the six months ended October 31, 2016, the Company did not recognize any stock-based compensation expense.

All options that the Company grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. The Company has valued the options at their date of grant utilizing the Black Scholes option pricing model. As of the issuance of these financial statements, there was not an active public market for the Company’s shares. Accordingly, the fair value of the underlying options was determined based on the historical volatility data of similar companies, considering the industry, products and market capitalization of such other entities. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method. The expected life of the options used was based on the contractual life of the option granted. Stock-based compensation is a non-cash expense because we settle these obligations by issuing shares of our common stock from our authorized shares instead of settling such obligations with cash payments.

F-9

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS – Unaudited (continued)

A summary of stock option activity for the period February 26, 2016 (inception) to October 31, 2016, is presented below:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value

February 26, 2012	—	—
Adoption of 2016 SIP	50,000,000	—
Grants	(30,500,000)	30,500,000	$0.0001

April 30, 2016	19,500,000	30,500,000	$0.0001	10.00	$0.00

October 31, 2016	19,500,000	30,500,000	$0.0001	9.50	$0.04

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between our closing stock price on the respective date and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options. There have not been any options exercised during the six months ended October 31, 2016.

As of October 31, 2016, there were no unvested stock options and accordingly no unrecognized compensation cost related to unvested stock options.

 7. WARRANTS

On April 16, 2016, the Company issued a total of 150,000 warrants, at an exercise price of $0.001 per share and vest quarterly, pursuant to a consulting agreement for investor relations services. At the time of issuance, the exercise price of the warrant significantly exceeded the fair value of the Company’s common stock resulting in a de minimis fair value attributed to the warrant.

The following table summarizes information about common stock warrants outstanding at October 31, 2016:

Outstanding				Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (Years)	Price	Exercisable	Price
$0.001	150,000	2.46	$0.001	150,000	$0.001

8. RELATED PARTY TRANSACTIONS

Equity Transactions

As of April 30, 2016, the Company had sold 1,000,000 shares of Series A Convertible Preferred Stock to MCKEA Holdings, LLC ("MCKEA"), a related party (See Note 9).

F-10

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS – Unaudited (continued)

On May 1, 2016, the Company entered into a Management Services Agreement with Avalanche International Corp. (“Avalanche”), a related party. The Company’s officers and directors are also officers and directors of Avalanche. Further, MCKEA is the majority member of Philou Ventures, LLC, which is the controlling shareholder of Avalanche. Pursuant to the terms of the Management Services Agreement, Avalanche shall provide management, consulting and financial services to Alzamend. Such services shall include advice and assistance concerning any and all aspects of operations, planning and financing of Alzamend and conducting relations with accountants, attorney, financial advisors and other professionals. The term of the Management Services Agreement, as amended, is for the period May 1, 2016 to December 31, 2017 and may be extended by written agreement. Avalanche shall receive $40,000 per month for its services.

9. EQUITY TRANSACTIONS

Series A Preferred Stock

The Board of Directors has designated 1,360,000 shares of its Preferred Stock as “Series A Convertible Preferred Stock” (the “Series A Preferred Shares”). The Series A Preferred Shares convey no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose. Holders of Series A Preferred Shares are entitled to 200 non-cumulative votes per share on all matters presented to our stockholders for action. In addition, the affirmative vote of the holders of a majority of the Series A Preferred then outstanding, voting as a separate class, is required for the Company to do any of the following:

•	amend, alter or repeal any of the preferences or rights of the Series A Preferred Shares;
•	authorize any reclassification of the Series A Preferred Shares;
•	increase the authorized number of Series A Preferred Shares; or
•	create any class or series of shares ranking prior to the Series A Preferred Shares as to dividends or liquidation.

The Series A Preferred Shares are not entitled to preemptive rights. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Holders of Series A Preferred Shares shall be entitled to participate in any distribution out of the assets of the Company on an equal basis per share with the holders of the Common Stock.

Holders of Series A Preferred Shares have the right to convert their shares into shares of Common Stock at any time at a conversion rate equal to eighty (80) shares of Common Stock for every one (1) Series A Preferred Share. The conversion rate is not subject to anti-dilution adjustments.

On April 1, 2016, the Company entered into a subscription agreement with MCKEA Holdings, LLC ("MCKEA"). The Company issued and sold to MCKEA 1,000,000 shares of Series A Preferred Shares that are convertible into 80,000,000 shares of Common Stock that carry the voting power of 200,000,000 shares of common stock. Kristine L. Ault, the wife of Milton C. Ault III, Chairman of the Company’s Board of Directors, is the manager and owner of MCKEA. The issuance resulted in aggregate gross proceeds to the Company of $8,000, of which $5,000 was received in April 2016 and $3,000 has not been received as of the date these condensed financial statements were issued and recorded as a subscription receivable by reducing stockholders’ equity.

On May 30, 2016, the Company entered into subscription agreements for the sale of 360,000 shares of Series A Preferred Stock to two investors at $0.008/share for an aggregate purchase price of $2,880. The Series A Preferred Stock is convertible into 28,800,000 shares of Common Stock.

Common Stock

During April 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 46,400,000 shares of its common stock at $.0001 per share. The issuance resulted in aggregate gross proceeds to the Company of $4,640, of which $1,105 was received in April 2016 and the remainder of $3,535 was received in May 2016.

During May 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 46,700,000 shares of its common stock at $.0001 per share. The issuance resulted in aggregate gross proceeds to the Company of $4,670, of which $1,570 was received by October 31, 2016. The Company has recorded a receivable at October 31, 2016 for the remaining balance due of $3,100.

F-11

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS – Unaudited (continued)

On June 23, 2016 and July 6, 2016, the Company entered into subscription agreements with EAV, LLC for the purchase of 500 units at $1,000 for each unit purchased. Each unit consisted of 23,500 shares of Common Stock. In aggregate, EAV purchased a total of 1,000 units, representing 23,500,000 shares of Common Stock for an aggregate of $1,000,000, or approximately $0.0426 per share, pursuant to the terms of a Private Placement Memorandum dated June 3, 2016. Payment for the 1,000 units was received between July 7, 2016 and August 2, 2016. In conjunction with the Private Placement Memorandum, the Company incurred $100,000 in placement fees to Palladium Capital Advisors, LLC, and $39,885 in legal and filing fees, resulting in net proceeds to the Company of $860,115.

On April 5, 2016, the Company entered into a retainer agreement for legal representation in connection with a Tier 2 offering of its shares of common stock on Form 1-A (the “Offering Statement”) in a Regulation A+ offering (the “Offering”). Pursuant to the terms of the retainer agreement the Company agreed to pay a fee of $75,000 of which an initial payment of $25,000 was due upon execution of the retainer agreement, $25,000 is due prior to the filing of the initial Offering Statement and $25,000 is due upon qualification of the Offering Statement by the Securities and Exchange Commission. The initial two payments of $50,000 are reflected as deferred offering costs, of which $25,000 has been included in accounts payable. If the Company is successful raising capital in the Reg A+ Offering, the total amount of the fee will be offset against the proceeds received by reducing additional paid in capital.

10. SUBSEQUENT EVENTS

On May 1, 2016, the Company entered into a Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., a nonstock, nonprofit Florida corporation (“Licensor”) and a direct support organization of the University of South Florida (“University”) (the “License Agreement”). Licensor granted Licensee a royalty bearing, exclusive worldwide license, limited to the field of Alzheimer’s Immunotherapy and Diagnostics, under United States Patent No. 8,188,046, entitled “Amyloid Beta Peptides and Methods of Use,” filed April 7, 2009 and granted May 29, 2012.

In addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company is required to pay a license fee of $100,000 on June 25, 2016 and December 31, 2016. As an additional licensing fee, Licensor is entitled to receive that number of shares of the Company’s common stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding on May 1, 2016, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. Additionally, the Company is required to pay milestone payments to Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$50,000	October 1, 2017	IND Filing

$50,000	12 months from IND filing date	Upon first dosing of patient in first Phase I Clinical Trial

$175,000	12 months from first patient dosed in Phase I	Upon Completion of first Phase I Clinical Trial

$500,000	24 months from completion of first Phase I Trial	Upon Completion of first Phase II Clinical Trial

$1,000,000	12 months from completion of the first Phase II Clinical Trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	7 years from the Effective Date of the Agreement	Upon FDA Approval

None of the milestones was met as of the date these financial statements were issued.

F-12

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS – Unaudited (continued)

Licensor was also granted a preemptive right to acquire such shares or other equity securities that may be issued from time to time by the Company while Licensor remains the owner of any equity securities of the Company. Further, if the Company issues equity securities at a price per share that is less than the price paid by purchasers in a transaction for aggregate consideration of at least $5,000,000 (the “Investment Price”), then the number of shares owned by Licensee shall be increased upon such issuance. The amount of the increase shall be determined by multiplying the number of shares then owned by Licensor by a fraction; the numerator of which shall be equal to the number of shares of common stock outstanding immediately after the issuance of additional shares of commons stock, and the denominator of which shall be equal to the sum of (i) the number of shares of common stock outstanding immediately prior to the issuance of additional shares of common stock plus (ii) the number of shares of common stock which the aggregate consideration for the total number of additional shares of common stock so issued would purchase at the Investment Price.

The Company has evaluated events that occurred subsequent to October 31, 2016 and through the date the financial statements were issued. Management concluded that no additional subsequent events required disclosure in these financial statements other than those disclosed in these notes to these financial statements.

F-13

Item 4. EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (Incorporated by reference to Exhibit 2.1 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016)
2.2	Bylaws (Incorporated by reference to Exhibit 2.2 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016)
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)
6.1	Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., dated May 1, 2016 (Incorporated by reference to Exhibit 6.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)
6.2	Management Services Agreement, as amended, with Avalanche International Corp., dated May 1, 2016 (Incorporated by reference to Exhibit 6.2 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)
8.1	Escrow Agreement, dated May 24, 2016 (Incorporated by reference to Exhibit 8.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alzamend Neuro, Inc.

Date: January 25, 2017	By:	/s/ Philip E. Mansour
Philip E. Mansour
Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: January 25, 2017	By:	/s/ William B. Horne
William B. Horne
Chief Financial Officer (Principal Financial Officer, (Principal Accounting Officer).